CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THE EXTENSION OF THREE
PRODUCT TANKER CHARTERS TO BP SHIPPING LIMITED

ATHENS, Greece, September 24, 2013 - Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping company announced today that it has reached an agreement with BP Shipping Limited (“BP Shipping”) to extend the charters of the M/T British Ensign or M/T Atlantas (36,760 IMO II/III Chemical Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea), M/T British Envoy or M/T Aktoras (36,759 IMO II/III Chemical Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea) and M/T British Emissary or M/T Aiolos (36,760 IMO II/III Chemical Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea) for an additional 18-36 months in direct continuation of their present bareboat charters at a revised day rate.

In particular, the M/T BP Ensign and the M/T BP Emissary will continue their bareboat charter with BP Shipping after the completion of their current charters in April 2014 and March 2015 respectively for an additional 24 months. BP Shipping has the option to extend the duration of both charters for up to a further 12 months either as bareboat charters or as time charters. If all options were to be exercised, the employment of the vessels would extend to April 2017 and March 2018 respectively.

The M/T BP Envoy will continue its bareboat charter with BP Shipping after the completion of the current charter in July 2014 for an additional 18 months. BP Shipping has the option to extend the charter duration for up to a further 12 months either as a bareboat charter or as a time charter. If all options were to be exercised, the employment of the vessel would extend to January 2017.

As a result of the above extensions, the average remaining charter duration of our fleet is 9.0 years. Further details, including the detailed terms of the charters, shall be discussed during the third quarter earnings conference call.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international diversified shipping company. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to large charterers such as BP Shipping Limited, subsidiaries of OSG, Petrobras, A.P. Moller-Maersk A.S,  Hyundai Merchant Marine Co. Ltd., Arrendadora Ocean Mexicana, S.A. de C.V., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO +30 (210) 4584 950 E-mail: i.lazaridis@capitalpplp.com	Investor Relations / Media Matthew Abenante Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp. Jerry Kalogiratos, Finance Director +30 (210) 4584 950 j.kalogiratos@capitalpplp.com